[redacted]

SECU 12011204 SION

SECURITIES ... EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
09 REGISTRATIONS BRANCH

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SEC FILE NUMBER
8- 51823

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VORPAHL WING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 W. RIVERSIDE AVE., SUITE 205
(No. and Street)

SPOKANE	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM VORPAHL 509-747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

422 W. RIVERSIDE, SUITE 1420	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TIM VORPAHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VORPAHL WING SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

BARBARA A. BECK COMMISSION EXPIRES NOTARY PUBLIC JUNE 01, 2012 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51823

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VORPAHL WING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 W. RIVERSIDE AVE., SUITE 205
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIM VORPAHL 509-747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

422 W. RIVERSIDE, SUITE 1420 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TIM VORPAHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VORPAHL WING SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

BARBARA A. BECK
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JUNE 01, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2011 and 2010

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2011 and 2010

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
505 W. Riverside Ave., Suite 205
Spokane, Washington 99201

We have audited the accompanying balance sheets of Vorpahl Wing Securities, Inc. (a Washington Corporation) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant of Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel CPAs PLLC

February 20, 2012

VORPAHL WING SECURITIES, INC.
Spokane, Washington

BALANCE SHEET
As of December 31, 2011 and 2010

ASSETS

	2011	2010
CURRENT ASSETS:		
Cash in bank	$ 6,977	$ 1,972
Accounts receivable - commissions	4,625	9,862
Accounts receivable - other	410	-
CRD account	-	200
Prepaid expenses	3,101	-
Wedbush-Morgan restricted deposit account	25,300	25,900
Total current assets	40,413	37,934
LEASE DEPOSIT	1,825	1,800
PROPERTY AND EQUIPMENT:		
Net of accumulated depreciation	-	-
	$ 42,238	$ 39,734

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
CURRENT LIABILITIES:		
Accounts payable	$ 4,821	$ 2,506
Accrued payroll taxes	2,728	15,925
Accrued expenses	-	2,103
Total current liabilities	7,549	20,534
STOCKHOLDER'S EQUITY:		
Authorized capital consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	33,689	18,200
Total stockholder's equity	34,689	19,200
	$ 42,238	$ 39,734

See the accompnaying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2011 and 2010

	2011	2010
REVENUES:		
Commissions	$ 391,026	$ 355,875
Interest participation	255	570
Other income	7,126	4,819
Total revenues	398,407	361,264
EXPENSES:		
Advertising	757	1,625
Bank and investment charges	306	204
Broker commissions	59,523	69,807
Charitable donations	945	750
Computer and technology expenses	7,850	10,554
CRD expenses	(161)	4,879
Depreciation	779	-
Dues and subscriptions	2,292	2,361
Health and fitness	1,160	1,403
Insurance	978	1,567
Interest	261	39
Legal and accounting fees	14,312	6,476
Marketing	16,461	9,336
Meals and entertainment	2,648	2,307
Miscellaneous expenses	7,050	2,820
Office and administration	22,054	15,138
Officer compensation	43,200	43,200
Penalties	2,570	4,883
Payroll taxes	8,980	12,071
Professional development	2,905	6,584
Postage	4,061	3,355
Repairs and maintenance	225	150
Rent	23,512	24,189
Salaries and wages	47,723	39,155
Taxes and licenses	7,315	7,696
Telephone	4,502	3,266
Travel	5,064	4,242
Truck and automobile	2,394	3,098
Utilities	17	11
Total expenses	289,683	281,166
NET INCOME	$ 108,724	$ 80,098

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2011 and 2010

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of January 1, 2010	1,000	$ 1,000	$ 29,647	$ 30,647
Activity for the year ended December 31, 2010:				
Net income	-	-	80,098	80,098
Distributions	-	-	(91,545)	(91,545)
Balances as of December 31, 2010	1,000	$ 1,000	$ 18,200	$ 19,200
Activity for the year ended December 31, 2011:				
Net income	-	-	108,724	108,724
Distributions	-	-	(93,235)	(93,235)
Balances as of December 31, 2011	1,000	$ 1,000	$ 33,689	$ 34,689

See the accompanying independent and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 108,724	$ 80,098
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Depreciation	779	-
Net (increase) decrease in:		
Accounts receivable	4,827	2,860
Advances to officers	-	11,479
Prepaid expenses	(3,101)	-
Deposit accounts	775	(1,059)
Net increase (decrease) in:		
Accounts payable	2,315	(1,686)
Accrued payroll taxes	(13,197)	(1,302)
Accrued expenses	(2,103)	2,060
Net cash flows provided by operating activities	99,019	92,450
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(779)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder	(93,235)	(91,545)
NET CHANGE IN CASH	5,005	905
CASH BALANCE - Beginning of year	1,972	1,067
CASH BALANCE - End of year	$ 6,977	$ 1,972

	2011	2010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 261	$ 39

See the accompanying independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Organization and Nature of Operations – Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing broker dealer (fully disclosed). The Company accepts customer orders, but elects to clear the orders through another broker for cost efficiency. The Company is licensed by the Financial Industry Regulatory Authority (FINRA), created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to the Company's basis of accounting and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore no allowance for doubtful accounts is provided.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

Subsequent Events - Management has considered subsequent events through February 20, 2012, the date the financial statements were available to be issued.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account.

NOTE 4 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity.

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows:

Description	Life	2011	2010
Office equipment/furniture	5-7 years	$ 27,816	$ 27,036
Less: accumulated depreciation		27,816	27,036
Net		$ -	$ -

NOTE 6 - LEASES:

The Company is obligated under a lease agreement with Fernwell Associates, Inc. for office space in Spokane, Washington. The lease is for a term of 12 months which began October 1, 2011 and is scheduled to expire September 30, 2012. Rental expense for the year ended December 31, 2011 and 2010 was $23,512 and $24,189. Future minimum rental payments for the year ending December 31 are as follows:

2012	$ 15,210

The Company has an operating lease for a copier that expires February 2016 and requires monthly payments of $169. Total lease expense under this agreement for the year ended December 31, 2011 and 2010 was $2,007 and $236, respectively.

Minimum future lease payments are as follows:

For the year ending December 31,	
2012	$ 2,028
2013	2,028
2014	2,028
2015	2,028
2016	338
Later years	-

NOTE 7 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute , shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2011 and 2010, Vorpahl Wing Securities, Inc. had net capital of $25,137 and $17,200, respectively and aggregated indebtedness of $7,549 and $20,534, respectively. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was .3003 to 1 in 2011 and 1.1938 to 1 in 2010.

NOTE 8 - RETIREMENT PLAN:

The Company has established a SIMPLE-IRA 401(k) pension plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the year ended December 31, 2011 and 2010, the Company made no contributions to the plan.

NOTE 9 - FINANCIAL STATEMENT PRESENTATION:

Certain balances in the 2010 financial statements have been reclassified to conform to the 2011 presentation. These reclassifications had no effect on the net income or retained earnings as of and for the year ended December 31, 2011.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Vorpahl Wing Securities, Inc. as of and for the year ended December 31, 2011 and have issued our report thereon dated February 20, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contain in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

February 20, 2012
Spokane, Washington

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

Net Capital		
Total stockholder's equity		$ 34,689
Deductions and/or charges:		
Non allowable assets:		
Other assets	$ 9,552	
Furniture, equipment, net	-	
Total assets		9,552
Net Capital		$ 25,137
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable	4,821	
Accrued payroll taxes	2,728	
Accrued expenses	-	
Total aggregate indebtedness		$ 7,549
Computation of basic net capital requirement:		
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 20,137
Minimum net capital required at 1500 percent		$ 503
Excess net capital at 1500 percent		$ 24,634
Minimum net capital required at 1000 percent		$ 755
Excess net capital at 1000 percent		$ 24,382
Ratio: Aggregate indebtedness to net capital		.3003 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2011)		
Net capital, as reported in Part II (unaudited) Focus Report		$ 25,917
Subsequent adjustments:		
Depreciation expense		(780)
Net capital per above		$ 25,137

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17 A-5 as of December 31,2011.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2011

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Vorpahl Wing Securities, Inc.
Mr. Timothy Vorpahl
505 West Riverside, Ste. 205
Spokane, WA 99201

In planning and performing our audit of the financial statements of Vorpahl Wing Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deviancies, in internal control, such that results there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

SCHOEDEL & SCHOEDEL
Certified Public Accountants, PLLC

February 20, 2012

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201
509 • 747•2158
FAX 509 • 458•2723